August 26, 2009
VIA EDGAR AND OVERNIGHT MAIL
Ms. Melissa Feider
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Online Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 3, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Forms 8-K filed on February 26, 2009, March 4, 2009, April 16, 2009, April 20, 2009, April 30, 2009, and August 6, 2009
File No. 0-26123
Dear Ms. Feider:
     Attached please find Online Resources Corporation’s (“Online Resources” or the “Company”) responses to the comments in your letter dated August 7, 2009 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2009 and Forms 8-K filed on February 26, 2009, March 4, 2009, April 16, 2009, April 20, 2009, April 30, 2009, and August 6, 2009. The comments in your letter are reproduced below, together with our responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business Overview
Proprietary Rights, page 14
1.	COMMENT: We note your statement that you rely on a combination of methods, including licensing agreements, to protect your intellectual property rights. Please tell us what consideration you gave to discussing the license agreements in this section, to the extent material to your operations. Refer to Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE: Licensing agreements relating to our patents are not material to our operations; therefore we do not discuss them in detail. The one licensing agreement disclosed in our Item 101(c)(1)(iv) disclosure, the cross-licensing agreement executed with Citibank in March 1995 as a settlement of an intellectual property infringement dispute, is no longer material. In future filings we will eliminate the discussion of the Citibank licensing agreement in our Item 101(c)(1)(iv) disclosure and, to the extent we retain a Risk Factor addressing the protection of our intellectual property, we will remove the reference to licensing agreements as a method utilized to protect our intellectual property.

2.	COMMENT: Please tell us and disclose, to the extent material, the amount spent during each of the last three fiscal years on research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K. In this regard, we note your discussion in Management’s Discussion and Analysis of Systems and Development costs, which include research and development.

RESPONSE: Our new applications are developed almost entirely from existing technologies. For this reason we do not incur material R&D costs. We will include the disclosure that we do not incur material R&D costs in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 31
3.	COMMENT: Please tell us what consideration you gave to including in the Overview section an expanded analysis of the material opportunities, challenges and risks you are facing, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address the opportunities, challenges and risks. In this regard, we note the disclosure on page 32 regarding your infrastructure investments could be expanded to address more specifically actions taken by management to capture perceived opportunities. Refer to Section III.A of SEC Release No. 33-8350.

RESPONSE: In response, we will expand the Overview section in future filings to include additional information on the material opportunities, challenges and risks we are facing. We will also expand our comments regarding infrastructure investments to include how they assist us in capturing opportunities or mitigating risks. We have provided the following as an example of an expanded overview section based on our 2008 operating environment.

We provide outsourced, web-and phone- based financial technology services to financial institution, biller, card issuer and creditor clients and their millions of consumer end-users. We currently derive approximately 80% of our revenues from payments and 20% from other services including account presentation relationship management, professional services, and custom software solutions. End-users may access and view their accounts online and perform various web-based self-service functions. They may also make electronic bill payments and funds transfers, utilizing our unique, real-time debit architecture, ACH and other payment methods. Our value-added relationship management services reinforce a favorable user experience and drive a profitable and competitive Internet channel for our clients. Further, we have professional services, including software solutions, which enable various deployment options, a broad range of customization and other value-added services.

We currently operate in two business segments — Banking and eCommerce. The operating results of these business segments exclude general corporate overhead expenses and intangible asset amortization. Within each business segment, we face differing opportunities, challenges and risks. In our Banking segment we have the opportunity to deploy the new and enhanced products we have developed to deepen the relationships we have with our existing clients. Our differentiated account presentation and payments products, as well as our ability to deliver a full suite of remote delivery financial services, provide the opportunity for us to increase market share particularly among mid-sized financial institutions. In the bank market, a very large percentage of financial institutions now offer internet banking and bill payment to their customers. We therefore face competition in our efforts to obtain new clients from other established providers of these services. The end-user base within these clients is not highly penetrated, however, so we benefit from continuing adoption increases.

Additionally, financial service providers have recently been adversely affected by significant illiquidity and credit tightening trends in the financial markets in which they operate. Unfavorable economic conditions adversely impacting those types of business could have a material adverse effect on our business.

In our eCommerce segment, there are still a significant number of potential clients who do not offer services such as those we are in a position to provide to their customer base. Further, the competition to provide these services is more fragmented than it is in the banking market. These factors provide us with the opportunity to expand our client base. We also offer an innovative debt collection product that is attractive to a number of large and mid-sized potential clients. For a portion of our eCommerce business, our revenue is tied to the value of the payment being made which exposes us to the impact of economic factors on these payments. We also continuously monitor the potential risks that we face due to the interfaces we have with, and our reliance on, various payments networks.

Across our markets, we are exposed to interest rate risk as we earn interest income from the bill payment funds in transit we hold on behalf of our end-users. We also closely monitor covenant and other compliance requirements under our debt and preferred stock agreements, as well as other potential risks associated with our capital structure.

We have experienced, and expect to continue to experience, significant user and transaction growth. This growth has placed, and will continue to place, significant demands on our personnel, management and other resources. We will need to continue to expand and adapt our infrastructure, services and related products to accommodate additional clients and their end-users, increased transaction volumes and changing end-user requirements.

Registered end-users using account presentation, bill payment or both, and the payment transactions executed by those end-users are the major drivers of our revenues. Since December 31, 2007, the number of users of our account presentation services decreased 8%, and the number of users of our payment services increased 15%, for an overall 7% increase in users. The decline in account presentation services users is primarily due to the departure of a card account presentation services client in the second quarter of 2008. eCommerce payment services users increased at a higher rate than usual due to our acquisition of Internet Transaction Solutions, Inc. (“ITS”) in August of 2007.

The following table summarizes users and payment services transactions:

			Increase/
	Period Ended December 31,		(Decrease)
	2008	2007	Change	%
Account presentation users (000s):
Banking segment	1,360	1,101	259	24%
eCommerce segment	2,493	3,066	-573	-19%

Enterprise	3,853	4,167	-314	-8%

Payment services users (000s):
Banking segment	3,693	3,459	234	7%
eCommerce segment	5,905	4,890	1,015	21%

Enterprise	9,598	8,349	1,249	15%

Total users (000s):
Banking segment	4,820	4,367	453	10%
eCommerce segment	8,398	7,956	442	6%

Enterprise	13,219	12,323	896	7%

Payment services transactions (000s):
Banking segment	159,269	166,815	-7,546	-5%
eCommerce segment	50,585	34,109	16,476	48%

Enterprise	209,854	200,924	8,930	4%
We have long-term service contracts with most of our clients and our client retention rates are in excess of 85%. The majority of our revenues are recurring, though these contracts also provide for implementation, set-up and other non-recurring fees. Account presentation services revenues are based on either a monthly license fee, allowing our clients to register an unlimited number of customers, or a monthly fee for each registered customer. Payment services revenues are either based on a monthly fee for each customer enrolled, a fee per executed transaction, or a combination of both. Our clients pay nearly all of our fees and then determine if or how they want to pass these costs on to their users. They typically provide account presentation services to users free of charge, as they derive significant potential benefits including account retention, delivery and paper cost savings, account consolidation and cross-selling of other products.
As a network-based service provider, we have made substantial up-front investments in infrastructure, particularly for our proprietary systems.  We invested approximately $7.5 million, $6.3 million, and $5.1 million for the years ended December 31, 2008, 2007, and 2006, respectively.  These investments were made to create new products, enhance the functionality of existing products and improve our infrastructure. Product enhancements allow us to remain competitive, retain existing clients and attract new clients. New products allow us to increase revenue and attract new clients. Infrastructure investments allow us to leverage ongoing advances in technology to improve our operating efficiency and capture cost savings.
While we continue to incur ongoing development and maintenance costs, we believe the infrastructure we have built provides us with significant operating leverage.  We continue to automate processes and develop applications that allow us to make only small increases in labor and other operating costs relative to increases in customers and transactions.  We believe our financial and operating performance will be based primarily on our ability to leverage additional end-users and transactions over this relatively fixed cost base.
Results of Operations, page 39
4.	COMMENT: There are instances in your discussion of the results of operations where the sources of material changes are not quantified. For example, refer to the disclosure on page 39 addressing the increase in payment services revenues and on page 41 addressing income from operations. In addition, you often refer to an event or business condition that “primarily” caused a material change from the preceding period. Expand the qualitative reference to quantify each material contributing factor that you identify. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. In future filings, please quantify the sources of material changes and any offsetting factors.

RESPONSE: In response, we will quantify the sources of material changes and any offsetting factors in future filings. We have provided the following as an example based on our 2008 results. Please note that we did not quantify the impact of the ITS acquisition on revenue as we do not track these amounts separately once the acquired entity has been merged with existing operations.

Payment Services. Both the Banking and eCommerce segments contribute to payment services revenues, which increased to $122.3 million for the year ended December 31, 2008 from $104.2 million in the same period of the prior year. The eCommerce segment payment services revenue increased by $24.3 million. The majority of this increase was related to the addition of new revenues from the acquisition of ITS, a full year’s worth of revenue in 2008 compared to four and a half month’s of ITS revenues in 2007. The remaining increase in revenues in the eCommerce segment was due to growth in biller transactions, excluding ITS, as a result of increased usage at our existing clients and the net addition of new clients since 2007. Historical financial statements of ITS were filed on Form 8-K/A dated October 25, 2007.

The Banking segment payment services revenue decreased by $6.3 million, which was primarily the result of significantly lower interest rates, which negatively impacted float interest revenues by $5.3 million. Banking transactions decreased by 5% compared to the year ended 2007, and biller transactions grew by 34%. Banking transactions decreased as a result of the departures of three large banking bill payment clients in August 2007, December 2007 and April 2008. After excluding transactions from the three departed clients, banking payment transactions grew by 19%.

Income from Operations. Income from operations decreased $2.7 million, or 29%, to $6.7 million for the year ended December 31, 2008. The decrease was primarily due to the departures of five large clients in 2008 and 2007, which negatively impacted our income from operations as a result of our high incremental margin, fixed cost business model. Additionally, income from operations was negatively impacted by $5.3 million lower float interest revenues in 2008, which has no associated costs and is the result of lower interest rates.

5.	COMMENT: Please tell us what consideration you gave to including a discussion in Management’s Discussion and Analysis of your prospective financial condition and operating performance. Note that a discussion of prospective matters, such as biller transactions, should be included to the extent required or useful in providing material information for investors that promotes understanding. See Section III.A and III.B.3 of SEC Release 33-8350.

RESPONSE: Management focuses on revenue and its major drivers as the primary indicator of our prospective financial condition and operating performance. This is because the majority of our revenue is recurring, coming from clients under long-term contracts with us. We include information on revenue drivers and all identifiable material trends in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have determined that there is not a reasonable likelihood that reported financial information is not indicative of our company’s future financial condition or future operating performance. We did not identify any highly uncertain matters nor did we identify any events or transactions reported in the financial statements which reflect material unusual or non-recurring items, aberrations, or other significant fluctuations.

We considered whether the economic characteristics of our business relationships, or the methods used to account for them, materially impact our operations. We disclosed the impact of interest rates in the Risks Related to Our Business portion of the Overview and in the Liquidity and Capital Resources Management’s Discussion and Analysis of Financial Condition and Results of Operations portion of our filings. Additionally, we disclosed our economic risk and the risk of client departures elsewhere in the Risks Related to Our Business portion of the Overview of our filing. For these reasons we believe our submission to be sufficiently useful to promote the investors’ understanding. To the extent that we note items in the future which may have an impact on future performance we will include them in our disclosures.
Item 8. Consolidated Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 54
6.	COMMENT: We note from your disclosures in Note 2 (page 61) that the Company collects funds from end-users, which are not included in your consolidated balance sheets, as you do not have ownership of such funds. Please reconcile your statement that you do not have ownership of such funds to the fact that are entitled to the interest income earned on amounts held in the clearing accounts. Further, you indicate on page 59 that the Company has only a fiduciary responsibility over the bill payment funds. Please tell us the basis for this statement and provide any documentation that supports the fact that you have only a fiduciary responsibility with regards to these funds. Also, please tell us the specific accounting guidance you relied upon (e.g. FIN 39) in concluding that the funds collected as well as the client fund obligations should not be reflected as an asset (i.e. restricted cash, funds held for client, etc.) with a corresponding liability on your consolidated balance sheet and tell us the amount of such funds for each period presented.

RESPONSE: The company contracts with financial institutions to provide web-based bill payment services for the financial institutions’ customers. We maintain segregated funds on behalf of our clients to provide this service. We do not have the right of ownership over these funds. In our contracts with our clients, we obtain the consent of our clients to retain the interest accruing on payment transaction funds while in our possession; we consider our ability to capture this investment income as a part of our pricing structure with our clients. We maintain the interest earned separate from end-user funds. Our basis for maintaining only a fiduciary responsibility for such funds results from statements in our contracts with our clients whereby we expressly disclaim ownership of such funds. We have been advised by legal counsel that such funds, which by agreement with our clients are not intended to be compensation to Online Resources, are “bailment” property that is entrusted to our custody temporarily but over which we do not obtain ownership.

We relied on FASB Concept Statement No. 6 — Elements of Financial Statements Appendix B: Characteristics of assets, liabilities, and equity or net assets and of changes in them, a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2). The Paragraph 25 refers to Concept 6, Para 25.

“183. Paragraph 25 defines assets in relation to specific entities. Every asset is an asset of some entity; moreover, no asset can simultaneously be an asset of more than one entity, although a particular physical thing or other agent that provides future economic benefit may provide separate benefits to two or more entities at the same time (paragraph 185). To have an asset, an entity must control future economic benefit to the extent that it can benefit from the asset and generally can deny or regulate access to that benefit by others, for example, by permitting access only at a price.

184. Thus, an asset of an entity is the future economic benefit that the entity can control and thus can, within limits set by the nature of the benefit or the entity’s right to it, use as it pleases. The entity having an asset is the one that can exchange it, use it to produce goods or services, exact a price for others’ use of it, use it to settle liabilities, hold it, or perhaps distribute it to owners.

185. The definition of assets focuses primarily on the future economic benefit to which an entity has access and only secondarily on the physical things and other agents that provide future economic benefits. Many physical things and other agents are in effect bundles of future economic benefits that can be unbundled in various ways, and two or more entities may have different future economic benefits from the same agent at the same time or the same continuing future economic benefit at different times. For example, two or more entities may have undivided interests in a parcel of land. Each has a right to future economic benefit that may qualify as an asset under the definition in paragraph 25, even though the right of each is subject at least to some extent to the rights of the other(s). Or, one entity may have the right to the interest from an investment, while another has the right to the principal. Leases are common examples of agreements that unbundle the future economic benefits of a single property to give a lessee a right to possess and use the property and give a lessor a right to receive rents and a right to the residual value. Moreover, a mortgagee may also have a right to receive periodic payments that is secured by the leased property.

Control and Legal Rights

186. As some of the preceding discussion indicates, an entity’s ability to obtain the future economic benefit of an asset commonly stems from legal rights. Those rights share the common feature of conferring ability to obtain future economic benefits, but they vary in other ways. For example, ownership, a contract to use, and a contract to receive cash confer different rights.”

Additionally, we considered accounting research summarized and provided by CCH to conclude that the funds collected as well as the client fund obligations should not be reflected as an asset (i.e. restricted cash, funds held for client, etc.) with a corresponding liability on our consolidated balance sheet. Please refer to the supporting material furnished with the hardcopy of this letter for the excerpt from CCH’s FASB codification research tool for additional information in this regard.

“Funds Held for Others (U.S. GAAP)

Summary

Security deposits (such as those received by landlords and public utilities), agency, escrow, trust, and other funds held for others should be accounted for in accordance with legal restrictions imposed on such items. If they may be commingled with other assets of the enterprise, the amounts thereof should be reflected as a liability. If they must be held separately, the restricted funds and the liability should be presented separately on the face of the balance sheet.

If ownership (other than as nominee) does not rest with the entity (e.g., assets of bank trust departments), the funds should not be reflected in the entity’s balance sheet. In the latter case, disclosure should be made of the fact that funds are being held for others, unless it is self-evident based on the nature of the entity. Interest should be accrued when the deposits or other funds held are interest-bearing.”

We enter into agreements to obtain funds for financial institutions. Contractually we do not own these funds. We keep these funds segregated from the company’s funds. Our contracts specify that we are entitled to interest earned from these funds. We keep this earned interest separate from the funds as well. We have obtained legal advice which states that we do not have ownership over these funds. We relied up the definition of an asset from FASB Concepts Statement No. 6 in determining the proper accounting treatment. Additionally we considered the accounting research provided by CCH. Our creditors do not have a legal right to these funds. We receive no future economic benefit from these funds and cannot control or restrict access to these funds. We have concluded that these funds do not meet the definition of an asset as defined by the literature. For this reason we have not reflected these funds on our balance sheet. We note the Staff’s comment and will disclose the fact that funds are held for others in future filings. We have provided the following as an example based on our 2008 results.

We enter into agreements with certain of our clients to process payment funds on their behalf. We maintain these funds in accounts separate from our corporate assets. While we do not take ownership of these funds we are entitled to interest earned on the fund balances. The fund balances have not been included in our balance sheet. The amount of such funds as of December 31, 2008 and 2007 were $171 million and $204 million, respectively.
Note 3. Acquisitions, page 67
7.	COMMENT: Tell us how you considered disclosing the amount of goodwill that is expected to be deductible for tax purposes, if any, for each of your acquisitions pursuant to paragraph 52(c)(1) of SFAS 141.

RESPONSE: The acquisitions disclosed on page 67 were stock acquisitions which did not give rise to tax deductible goodwill. The Company did not make any elections under Section 338 of the Internal Revenue Code on any of these stock acquisitions which would give rise to tax deductible goodwill. Therefore, pursuant to FAS 109.9(d) the Company did not record deferred taxes for the goodwill associated with these acquisitions since the resulting goodwill was not amortizable and deductible for tax purposes.
Item 9A. Controls and Procedures
(a) Effectiveness of Disclosure Controls and Procedures, page 90

8.	COMMENT: In the first paragraph you refer to internal control over financial reporting as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please note that the rules cited define the term “disclosure controls and procedures.” Please confirm that you will revise your future filings accordingly.

RESPONSE: In future filings, we will correct the first paragraph to read as follows (corrected language noted), and will move the paragraph above the item (a) header:
ITEM 9A. Controls and Procedures

Our management is responsible for establishing and maintaining disclosure controls and procedures ~~adequate internal controls over financial reporting~~, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, and for ~~the assessment of the effectiveness of~~ internal controls over financial reporting.

9.	COMMENT: Your statement where you conclude on the effectiveness of the Company’s disclosures controls and procedures does not provide the entire definition of disclosure controls and procedures. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in the Exchange Act, then you should either (1) provide the entire definitions or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule. Please clarify, if true, that your officers concluded that your disclosure controls and procedures were effective as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and confirm how you will comply with this comment in future filings.

RESPONSE: We confirm that our officers concluded that our disclosure controls and procedures were effective as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. In future filings, assuming we conclude that our disclosure controls and procedures are effective, we will correct our statement to that effect to read as follows (corrected language noted):

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, [20xx] ~~in timely alerting them of material information relating to Online Resources that is required to be disclosed by Online Resources in the reports it files or submits under the Securities Exchange Act of 1934~~ to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding disclosures.
(b) Changes in Internal Control Over Financial Reporting, page 90
10.	COMMENT: You indicate that certain controls you established to remediate material weaknesses are temporary and that you intend to replace them with more efficient controls. Please tell us, and disclose in future filings as applicable, your anticipated timetable for replacing the temporary controls with the more efficient controls you reference. To the extent the anticipated remedial measures involve material costs, they should also be disclosed.

RESPONSE: As stated in our Form 10-K 2008 in Item 9A.(b), certain controls we established to remediate our material weaknesses are manual and we consider them to be effective but temporary. We intend to replace these controls with more efficient controls, particularly for controls surrounding our electronic spreadsheets and develop new higher level controls. The automation of certain manual processes was initiated in the third quarter of 2009 and is anticipated to continue through 2010. At this time we do not believe any planned remedial measures will involve material costs. We will disclose in future filings our anticipated timetable for replacing the temporary controls. Additionally, we will disclose anticipated remedial measures which involve material costs, if any are identified.
Item 11. Executive Compensations (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed on March 19, 2009)
Compensation Discussion and Analysis, page 13
11.	COMMENT: We note that you benchmark your compensation against a peer group of companies. We further that you target base salary compensation at the 40th percentile of market and provide opportunities to earn total compensation between the 60th and 70th percentiles. Please clarify what consideration you gave to disclosing where actual compensation fell in relation to your peer group for each benchmarked element of compensation.

RESPONSE: In the Chief Executive Officer Compensation and Performance section of our Compensation Discussion and Analysis, we disclose that the target total compensation for our Chief Executive Officer is the lowest among our peer group. Below is how actual compensation for our Chief Executive Officer and other named executive officers compared to our peer group for each benchmarked element. We will also disclose this information in future filings of Definitive Annual Proxy Statements on Form 14A.

Long-Term
	Annual		Equity
	Base	Annual	Incentive	Total
	Salary	Bonus	Compensation	Compensation
Chief Executive Officer	Lowest	Lowest	16th percentile	Lowest
Other Named Executive Officers	Lowest	Lowest	9th percentile	Lowest
12.	COMMENT: We note that your board of directors has established specific stock ownership guidelines for board members, executive officers and senior managers. Please consider disclosing the stock ownership guidelines for your directors and named executive officers.

RESPONSE: In response, we have provided the specific stock ownership guidelines for our directors and executive officers below. We will also disclose this information in future filings of Definitive Annual Proxy Statements on Form 14A.

Stock Ownership Guidelines
Board Members	5 times annual cash compensation
Chief Executive Officer	5 times annual base salary
Other Named Executive Officers	3 times annual base salary
Stock ownership is defined to being equal the value of owned shares, the vested portion of restricted stock or restricted stock units and any vested options that are in the money. Individuals are given up to four years from the date of hire, promotion to an eligible position or joining the Board to reach the targets.

These targets are treated as guidelines, not as an absolute requirement, and the Board takes into account financial hardship or other extenuating circumstances in reviewing cases where targets are not met.

13.	COMMENT: Please clarify the role of Mr. Lawlor in determining his own compensation and the compensation of other named executive officers. Clarify, for example, whether Mr. Lawlor may call or attend compensation committee meetings and whether he participates in meetings with your compensation consultants. Refer to Item 402(b)(2)(xv) of Regulation S-K.

RESPONSE: In response, we will include the following disclosure in future filings of Definitive Annual Proxy Statements on Form 14A.

Mr. Lawlor’s compensation is determined by our Board of Directors, subsequent to discussion of a recommendation by the Compensation Committee of the Board. He does not recommend his own compensation nor does he attend the portions of Committee or Board Meetings where his compensation is being discussed. Mr. Lawlor does recommend compensation for the other named executive officers and that compensation is approved by the Compensation Committee.

For the Staff’s information, we are providing the following additional information with regard to the determination of compensation for Mr. Lawlor and the other named executive officers.

Compensation for Mr. Lawlor and the other named executive officers are discussed and determined at the February meeting each year as a regular part of the annual Compensation Committee calendar. Meetings of the Compensation and other Board Committees are held in conjunction with each of our regularly scheduled Board meetings. Mr. Lawlor schedules those Board meetings in his role as Chairman of the Board, though the concurrent and any interim Compensation Committee meetings are officially called by the Committee Chairperson.

As part of preparing for the February compensation Committee meeting and our Definitive Proxy Statement, we typically engage an independent compensation consultant to review our peer group, provide comparable market data and comment on the structure of our compensation plans relative to market trends and dynamics. Though Mr. Lawlor may meet with our compensation consultant regarding other company compensation issues, he is not involved in this annual compensation review process. In this instance, the compensation consultant is selected and engaged directly by the Chair of the Compensation Committee and Company information is provided to the consultant by the Chief Financial Officer and the VP Human Resources. The compensation consultant’s report is provided to the Committee Chair. The chair reviews this with the consultant and with the Chief Financial Officer for purposes of accuracy, then finalizes and distributes the report.

Mr. Lawlor is provided with the compensation report only after it is finalized, and then solely for the purpose of making compensation recommendations to the Committee for his direct reports and having the VP Human Resources update the company’s formal compensation framework. This compensation framework is also approved by the Compensation Committee.
Compensation Elements
Performance Goals and Bonus Allocations, page 19
14.	COMMENT: We note your use of annual performance targets. Please disclose the target levels with respect to the specific performance-related factors you identify, namely revenue, core earnings per share and division specific service quality thresholds. If you are relying on Instruction 4 to Item 402(b) to omit these targets, please confirm that you have a competitive harm analysis that supports your reliance on that instruction. In addition, to the extent you are relying on Instruction 4, you must disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels.

RESPONSE: We rely on Instruction 4 to Item 402(b) to omit disclosure of our annual performance targets. We have completed a competitive harm analysis and have concluded that disclosing these targets would cause us competitive harm.

We do not have a single set of performance targets for our annual incentive plan participants. We establish annual performance targets for individual divisions or groups based on their specific performance expectations. The performance expectations used to establish annual performance targets are prior to allocation of corporate costs, which is different from what we disclose in segment reporting. Disclosing these operating-level performance expectations would provide our competitors with granular revenue and revenue growth information, earnings, earnings growth and margin information and customer satisfaction information for specific business lines and client groups. Our competitors would gain significant advantages in targeting their sales efforts within our customer base from such disclosure. They would also gain much clearer understanding of our cost structures for specific service lines, allowing them to price their services more effectively against us in competitive situations.

In future filings of Definitive Annual Proxy Statements on Form 14A, we will provide the following or similar disclosure regarding the difficulty of achieving the undisclosed target levels.

Annual performance targets are based on our Board-approved budget for the period. We target our budgets at approximately an X% probability level, which is then also the approximate probability of our executives achieving the established performance targets.

For the Staff’s information, we prepared our current budget and established our current performance targets at a 60 to 70% probability level.
Item 13. Certain Relationships and Related Transactions, page 39 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed on March 19, 2009
15.	COMMENT: It appears that you have omitted the information required by Item 404(b) of Regulation S-K on the basis that you did not engage in any related-party transactions in fiscal year 2008. Please note that Item 404(b) requires you to include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K regardless of whether you had any reportable transactions. Please confirm your understanding and provide a representation that you will include such disclosure in future filings.
RESPONSE: We confirm that we had no related-party transactions in fiscal year 2008. We understand the disclosure required by Item 404(b) and we represent that future filings will contain the disclosure required by Item 404(b), regardless of whether any transactions reportable under Item 404(a) occurred during the relevant disclosure period.
Item 15. Exhibits and Financial Statement Schedules, page 93
16.	COMMENT: We note that you have not specifically incorporated by reference certain exhibits listed in the exhibit index into the Form 10-K and that you merely include a statement in the exhibit index as to where those agreements are filed. Examples include, but are not limited to, Exhibits 2.2, 3.4 and 3.5. Please note that documents required to be filed as exhibits to your report pursuant to Item 601 of Regulation S-K may be incorporated by reference in accordance with the requirements Rule 12b-32 under the exchange Act. Please advise.

RESPONSE: All exhibits listed in Item 15(a)(3) that were not included with the filing of the Form 10-K were intended to be incorporated by reference. The presence of the words “filed as” instead of the words “incorporated by reference from” in Exhibits 2.2, 3.4, 3.5, 4.5, 10.5, 10.6, 10.7 and 10.8 reflect a typographical error. All future filings will correctly include the words “incorporated by reference from” for all exhibits listed in Item 15(a)(3) that are not included with the filing.
Form 10-Q for the Quarter Ended June 30, 2009
Note 1. Description of Business and Basis of Presentation
New Accounting Standards, page 6
17.	COMMENT: We note from your disclosures in Note 7 that the Company has 1.5 million outstanding unvested restricted stock units at June 30, 2009. We further note from the terms of the Amended and Restated 2005 Restricted Stock and Option Plan (see Exhibit 99.1 to April 22, 2008 form 8-K) that the restricted unit holders are entitled to dividends declared, if any, from the date of grant until the date the shares are issued. Tell us what impact, if any, FSP EITF 03-6-1 had on the Company’s basic earnings per share calculations and specifically tell us how you considered the dividend rights of such restricted stock in your conclusions. Also, if applicable tell us how you considered including a discussion of this standard in the period of adoption.

RESPONSE: We noted that per FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, our unvested restricted stock units are not participating securities as the right to receive dividends or dividend equivalents are forfeited should the award not vest. As such, unvested restricted stock units should not be included in the computation of earnings per share.

Our earnings per share denominator for the quarters ended March 31, 2009 and June 30, 2009, include common stock issued and outstanding as of December 31, 2008 and the weighted average shares issued less shares put to treasury during each period respectively. Shares issued during the periods include stock option exercises, vested restricted stock units and employee stock purchase plan issuances. We have excluded unvested restricted stock units in our computation of earnings per share as these are deemed to be non-participating.

We noted the staff’s comment about the discussion of this standard in Note 1 of our Form 10-Q under New Accounting Standards and will include the following disclosure in future filings:

In June 2008, the FASB issued FSP EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This standard addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Unvested securities are participating if the right to receive dividends or dividend equivalents will not be forfeited if the security does not vest. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and be applied retrospectively. The Company adopted this standard on January 1, 2009 and the impact was not material to the Company’s consolidated financial statements.
Item 4. Controls and Procedures, page 27
18.	COMMENT: You state that there were no significant changes to your internal control over financial reporting during the quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your first or second fiscal quarter of 2009. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with the requirements of Item 308(c) of Regulation S-K.

RESPONSE: In response, we confirm that there were no changes in our internal control over financial reporting during the first and second quarter of 2009. Additionally, we represent that we will conform our disclosures in future filings to comply with the requirements of Item 308(c) of Regulation S-K.
Forms 8-K filed on February 26, 2009, March 4, 2009, April 16, 2009, April 20, 2009, April 30, 2009, and August 6, 2009
19.	COMMENT: We note your use of various non-GAAP financial measures in your Forms 8-K noted above including adjusted EBITDA, core net income, core net income per share, and free cash flows. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:
▪	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

▪	The economic substance behind management’s decision to use such a measure;

▪	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

▪	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

▪	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that other companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. In your response, please address why you believe each non-GAAP adjustment is useful to investors in assessing your performance.

RESPONSE: We have included certain non-GAAP financial measures in our documents furnished to the SEC. These measures include adjusted EBITDA, core net income, core net income per share, and free cash flows. We believe that including our non-GAAP presentation is important because (1) it is representative of management’s methodology of planning for and analyzing the results of the business operations including evaluating management’s performance and (2) the professional investment community uses our non-GAAP measures in its analysis of our financial results and earnings potential and these measures facilitate comparison with the results of other companies in our industry. In addition, the company has historically reported similar non-GAAP financial measures which investors have indicated to us are useful to them. We believe that inclusion of these non-GAAP financial measures provides consistency and comparability with previously furnished documents.

Management uses these non-GAAP financial measures to evaluate the company’s performance and believes these measures allow management to readily view operating trends, perform analytical comparisons, and benchmark performance. Also, management uses these non-GAAP measures for forecasting purposes and in determining future capital investment allocations. Additionally, a non-GAAP financial measure is key variable in determining management incentive compensation. Accordingly, we believe these non-GAAP financial measures are useful to investors in allowing for greater transparency of supplemental information used by management in its financial and operational decision-making.

We define adjusted EBITDA as earnings before interest expense, taxes, depreciation and amortization, preferred stock accretion and equity compensation expense. We believe that excluding interest, taxes, depreciation and amortization, preferred stock accretion, and equity compensation expense provides supplemental information and an alternative presentation useful to investors’ understanding of the Company’s core operating results and trends. Management does not consider interest, taxes, depreciation and amortization, preferred stock accretion, and equity compensation costs part of the Company’s core earnings in evaluating operational managers and the exclusion permits investors to evaluate the performance of our management the same way management does.

We define core net income as net income available to common shareholders before, on a pre-tax basis, the amortization of acquisition-related intangible assets, equity compensation expense, income tax benefit from the release of valuation allowance, income (costs) related to the fair market valuation of certain derivatives and mark to market investments, preferred stock accretion related to the redemption premium and all other non-recurring charges. We also provide this non-GAAP financial measure on a diluted common share basis. We believe that including our non-GAAP presentation is important because (1) it reflects our view of “core operations”, (2) it is representative of management’s methodology of analyzing the results of the business operations including evaluating management’s performance and the budgeting process and (3) the professional investment community uses our non-GAAP measures in its analysis of our financial results and earnings potential and these measures facilitate comparison with the results of other companies in our industry.

We believe that excluding the amortization of acquisition-related intangible assets, equity compensation expense, income tax benefit from the release of valuation allowance, income (costs) related to the fair market valuation of certain derivatives and mark to market investments, and preferred stock accretion related to the redemption premium provides supplemental information and an alternative presentation useful to investors’ understanding of the Company’s core operating results and trends. Certain instruments are revalued each quarter for GAAP earnings based on the closing market price on the last day of the quarter. Consequently, fluctuations in the market can have a significant impact on the Company’s reported GAAP earnings. In any given period these temporary market fluctuations could distort the company’s operating performance trends. Management does not consider amortization of intangible assets, preferred stock accretion and equity compensation costs part of the Company’s core earnings in evaluating operational managers and the exclusion permits investors to evaluate the performance of our management the same way management does.

We define free cash flow as EBITDA plus interest income less capital expenditures and debt service. Upon further review we have determined that this non-GAAP financial measure was not properly disclosed in our Forms 8-K filed on February 26, 2009 and March 4, 2009. The company will not disclose free cash flow in future furnished documents until such time as the company can adequately demonstrate the usefulness of this non-GAAP financial measure.

Based on the forgoing considerations and taking the Staff’s comment under advisement, the Company proposes to include the following type of disclosure in its future furnished documents:

Non-GAAP and Other Financial Measures

The Company includes in its public disclosures financial measures that are not calculated based on generally accepted accounting principles (“non-GAAP”). The Company uses non-GAAP and other financial measures to assist investors in analyzing the Company’s operating performance. Because the company’s calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing the company’s non-GAAP and other financial measures to those of other companies.

Adjusted EBITDA

Adjusted EBITDA excludes charges for interest, taxes, depreciation and amortization, preferred stock accretion, and equity compensation expense.

Core net income and core net income per share

We define core net income as net income available to common shareholders before the amortization of acquisition-related intangible assets, equity compensation expense, income tax benefit from the release of valuation allowance, income (costs) related to the fair market valuation of certain derivatives and mark to market investments, preferred stock accretion related to the redemption premium and all other non-recurring charges. We also provide this non-GAAP financial measure on a diluted common share basis.

Net income and net income available to common stockholders are the most directly comparable GAAP measures. Reconciliations of these non-GAAP measures to their most comparable GAAP financial measure are presented below.

Management believes these non-GAAP financial measures provide meaningful supplemental information regarding our operating results because they exclude amounts the management does not consider part of operating results when assessing the performance of the organization and measuring the results of the company’s performance. In addition, the company has historically reported similar non-GAAP financial measures. We believe that inclusion of these non-GAAP financial measures provides consistency and comparability with past filings. Management uses these non-GAAP financial measures to evaluate the company’s performance and believes these measures allow management to readily view operating trends, perform analytical comparisons, and benchmark performance. Also, management uses these non-GAAP measures for forecasting purposes and in determining future capital investment allocations. Additionally, a non-GAAP financial measure is key variable in determining management incentive compensation. Accordingly, we believe these non-GAAP financial measures are useful to investors in allowing for greater transparency of supplemental information used by management in its financial and operational decision-making.

While we believe that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, do not reflect a comprehensive system of accounting and may not be completely comparable to similarly titled measures of other companies due to potential differences in the exact method of calculation between companies. Items such as the fair market valuation of certain derivatives and mark to market investments that are excluded from non-GAAP financial measures can have a material impact on net earnings. As a result, these non-GAAP financial measures have limitations and should not be considered in isolation from, or as a substitute for, net income or other measures of performance prepared in accordance with GAAP. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measure. Investors are encouraged to review the reconciliations of these non-GAAP financial measures to their most comparable GAAP financial measures that are include elsewhere in this filing.
                    We are also sending to you by overnight courier a hard copy of this letter together with a copy of the supporting material referred to in our response to comment 6, which is being furnished to the Staff as supplemental information. In accordance with Exchange Act Rule 12b-4, the Company hereby requests that the supplemental material furnished by the Company be returned to us once the Staff has completed its review.
                    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                    Please call me at (703) 653-3155 with any comments or questions regarding this letter.
Very truly yours,
Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Matthew P. Lawlor, Chairman and Chief Executive Officer,
Online Resources Corporation
Michael C. Bisignano, Vice President and General Counsel
Online Resources Corporation
Mark E. Callihan, Partner
KPMG LLP
Mark J. Wishner, Co-Managing Shareholder
Greenberg Traurig, LLP